January 21, 2026

Brent Michael Cox
Chief Executive Officer
Cambridge Acquisition Corp.
One Liberty Square, 13th FL
Boston, MA 02109

       Re: Cambridge Acquisition Corp.
           Registration Statement on Form S-1
           Filed December 15, 2025
           File No. 333-292147
Dear Brent Michael Cox:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Jessica Yuan, Esq.